UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

BRIGHT MINDS BIOSCIENCES INC.

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

10919W405

(CUSIP Number)

Ian McDonald
Park Towers B804, DIFC
Dubai, United Arab Emirates

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D/A
(Amendment No. 3)*

CUSIP No.	10919W405
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ian McDonald
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,364,900 shares of common stock (the "Common Shares")(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,364,900 Common Shares(1)
	10	SHARED DISPOSITIVE POWER
Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,364,900 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Note:

(1) These 1,364,900 Common Shares consist of (i) 674,900 Common Shares; (ii) 660,000 Common Shares issuable upon exercise of common share purchase warrants (the "Warrants"); and (iii) 30,000 restricted share units ("RSUs") to acquire 30,000 Common Shares, which vest of December 2, 2024.

(2) Based on 5,594,237 Common Shares, inclusive of 4,904,237 Common Shares issued and outstanding as of October 16, 2024, plus 660,000 Common Shares issuable upon exercise of Warrants held by the Reporting Person and 30,000 Common Shares issuable upon settlement of the RSUs.

Item 1. Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relates to the voting common stock, without par value, of Bright Minds Biosciences Inc., a British Columbia, Canada corporation (the "Issuer") and hereby amends the Schedule 13D and amendments thereto filed by the Reporting Person on January 18, 2024 and February 26, 2024.

The Issuer maintains its principal executive office at 19 Vestry Street, New York, NY  10013.

Item 2. Identity and Background

Name:

This statement is filed by Ian McDonald (the "Reporting Person").

Residence or Business Address:

Mr. McDonald's address is Park Towers B804DIFC, Dubai, UAE.

Present Principal Business or Occupation:

Mr. McDonald's principal occupation is acting as the President, Chief Executive Officer and Director of the Issuer.

Place of Organization or Citizenship:

Mr. McDonald is a Canadian citizen.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On October 16, 2024, the Reporting Person disposed 300,000 Common Shares at a price of US$29.25 per Common Share (the "Disposition").

Item 4. Purpose of Transaction

A portion of the proceeds from the Disposition is intended to fund the exercise of 300,000 common share purchase warrants.  On exercise of such common share purchase warrants, the Reporting Person would hold 974,900 Common Shares, representing approximately 18.7% of the issued and outstanding Common Shares on an undiluted basis.

The Reporting Person also has committed to entering into a voluntary lock-up agreement with the Issuer, pursuant to which the Reporting Person will be prevented from disposing of any additional securities of the Issuer for a period of 6 months, subject to ordinary allowances such as participation in a take-over bid or other special transaction.

Subject to the foregoing, the Reporting Person may, depending on market and other conditions, increase or decrease his ownership of the Issuer's securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

The Reporting Person reserves the right to formulate other plans or make other proposals and take other actions with respect to its interest in the Issuer.  Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise.  The Reporting Person continues to evaluate numerous potential transactions and in connection therewith may exchange Common Shares for other assets or may sell Common Shares to increase its cash position.  The Reporting Person may also reconsider and change its plans or proposals relating to the foregoing.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) For the purposes of this statement, the Reporting Person is reporting herein that, as of October 16, 2024, the Reporting Person was the beneficial owner of 1,364,900 Common Shares representing approximately 24.4% of the Issuer's issued and outstanding common stock.

(b) For the purposes of this statement, the Reporting Person is reporting herein that, as of October 16, 2024, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,364,900 Common Shares representing approximately 24.4% of the Issuer's common stock.

(c) As of October 16, 2024, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d) As of October 16, 2024, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2024.

/s/ Ian McDonald

Name:  Ian McDonald

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